                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                                 (Rule 13d-1)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)

                            United Auto Group, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Voting Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   909440109
                          --------------------------
                                 (CUSIP Number)

Tami E. Nason, Esq.                   COPY TO:         Christopher A. Klem, Esq.
Charlesbank Capital Partners, LLC                      Ropes & Gray
600 Atlantic Avenue                                    One International Place
Boston, MA  02210                                      Boston, MA  02110
(617) 619-5400                                         (617) 951-7410
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 3, 1999
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 909440109                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charlesbank Capital Partners, LLC

------------------------------------------------------------------------------
                                                                (a) [_]
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Massachusetts
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                          SOLE VOTING POWER
                     7
     NUMBER OF            2,843,656 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                           ----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,843,656 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                           ----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,843,656 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [X]
      CERTAIN SHARES*
12
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.4%
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      TYPE OF REPORTING PERSON*
14
       OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------

                            United Auto Group, Inc.
                            -----------------------

                                Amendment No. 2
                                ---------------

    This Amendment No. 2 hereby amends the initial Schedule 13D filed on July 10, 1998 and Amendment No. 1 to the initial Schedule 13D filed on April 22, 1999. Terms used but not defined in this Amendment No. 2 have the meanings defined in the initial Schedule 13D and Amendment No. 1 to the initial Schedule 13D.

Item 4. Purpose of Transaction.
        ----------------------

    Item 4 is amended and supplemented be adding the following:

    The Initial Closing under the Purchase Agreement was held on May 3, 1999.
In connection with the Initial Closing and pursuant to the Stockholders' Consent Agreement, AIF, Aeneas, the Purchaser, Trace and the Issuer entered into a Stockholders Agreement.

    For a summary of the Stockholders Agreement, see Item 6, which is hereby incorporated into this Item 4 by reference in its entirety.

    Except as described above, Charlesbank does not have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        the Securities of the Issuer.
        -----------------------------

    Item 6 is amended and supplemented by adding the following thereto:

    Stockholders Agreement: Pursuant to the Stockholders Agreement, dated May 3, 1999, among AIF, Aeneas, the Purchaser, Trace and the Issuer, Aeneas has agreed that it will use its reasonable best efforts to (i) from the Initial Closing through the Second Closing, cause the Issuer's Board to consist of three members nominated by the Purchaser (one of the three members to be Roger Penske), one member to be nominated by Trace, one member to be the Issuer's Chief Operating Officer (or in his absence, another person designated by the independent directors) and two members to be independent directors; (ii) on the Initial Closing, have Roger Penske appointed as the Issuer's Chairman and Chief Executive Officer; (iii) prior to the Second Closing, expand the size of the Board to nine members and nominate for election to the Board by the Issuer's stockholders, two members designated by the Purchaser; (iv) on the Second Closing, fill the vacancies created by such expansion of the Board with the directors elected by the stockholders; and (v) from the earlier of the first meeting of the stockholders following the Second Closing and the first vacancy on the Board following the Second Closing, cause the Board to consist of five members designated by the Purchaser (including Roger Penske), one member designated by Trace and three independent directors. The Stockholders Agreement also provides for, among other things, the composition of certain committees of the Board, restrictions on the acquisition or disposition of shares of the Issuer, restrictions on participation in certain types of transactions in connection with the Issuer and "tag along" rights with respect to sales of the Issuer's stock by the Purchaser. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached as Exhibit D and is incorporated herein by reference.


                               Page 3 of 6 Pages

Item 7. Material to be Filed as Exhibits.
        --------------------------------

    Item 7 is amended in its entirety to read as follows:

Exhibit A  --  Information concerning Reporting Person's managing members./*/

Exhibit B  --  Stockholder Voting Agreement, dated April 12, 1999, among Aeneas
               Venture Corporation, International Motor Cars Group I, L.L.C. and International Motor Cars Group II, L.L.C./**/

Exhibit C  --  Stockholders' Consent Agreement, dated as of April 12, 1999, among Trace International Holdings, Inc., AIF II, L.P., Aeneas Venture Corporation and the Issuer./**/

Exhibit D  --  Stockholders Agreement, dated as of  May 3, 1999, among AIF II,
               L.P., Aeneas Venture Corporation, International Motor Cars Group I, L.L.C., International Motor Cars Group II, L.L.C., Trace International Holdings, Inc. and the Issuer.





--------------------
 /*/  Previously filed with the initial Schedule 13D on July 10, 1998.

/**/ Previously filed with Amendment No. 1 to the initial Schedule 13D on April 22, 1999.


                               Page 4 of 6 Pages

                                   Signature
                                   ---------


    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1999

CHARLESBANK CAPITAL PARTNERS, LLC



By: /s/ Tami E. Nason
    --------------------------------------
    Name:  Tami E. Nason
    Title: Vice President, Legal

                               Page 5 of 6 Pages

EXHIBIT INDEX
-------------


Exhibit
Number               Description
-------              -----------

A                    Information Concerning Reporting
                     Person's Managing Members/*/

B                    Stockholder Voting Agreement, dated
                     April 12, 1999, among Aeneas Venture
                     Corporation, International Motor Cars
                     Group I, L.L.C. and International
                     Motor Cars Group II, L.L.C./**/

C                    Stockholders' Consent Agreement,
                     dated as of April 12, 1999, among
                     Trace International Holdings, Inc.,
                     AIF II, L.P., Aeneas Venture
                     Corporation and the Issuer./**/

D                    Stockholders Agreement, dated as of
                     May 3, 1999, among AIF II, L.P.,
                     Aeneas Venture Corporation,
                     International Motor Cars Group I,
                     L.L.C., International Motor Cars
                     Group II, L.L.C., Trace International
                     Holdings, Inc. and the Issuer.





__________________

 /*/ Previously filed with the initial Schedule 13D on July 10, 1998.

/**/ Previously filed with Amendment No. 1 to the initial Schedule 13D on April
     22, 1999.

                               Page 6 of 6 Pages